The UBS Funds

One North Wacker Drive

Chicago, Illinois 60606-2807

September 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The UBS Funds has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended June 30, 2018, which was filed with the U.S. Securities and Exchange Commission on September 10, 2018.

Very truly yours,

The UBS Funds

By:	/s/ Joanne Kilkeary
Name:	Joanne Kilkeary
Title:	Vice President, Treasurer and Principal Accounting Officer